ARIZONA STAR RESOURCE CORP.

02002875

January 3, 2001

U.S. POST OFFICE DELAYED

RECEIVED JAN 2 9 2002

SUPPL

BY MAIL

Securities and Exchange Commission
450 - 5th Street N.W.
Washington, DC 20549

Attention: Department of International Corporate Finance.

Dear Sirs:

RE: Arizona Star Resource Corp.
- SEC 12(g)(3)2(b) Exemption #82-1491

In connection with the above, please find enclosed the following for your records:

1. Press Release dated December 18, 2001;
2. Form 53-901F, Material Change Report dated December 20, 2001; and
3. Form 51-901F, Quarterly Report dated December 21, 2001 for the period ended October 31, 2001.

PROCESSED
FEB 1 4 2002
THOMSON FINANCIAL

We trust you will find the enclosed to be in order.

Yours truly,

ARIZONA STAR RESOURCE CORP.

Santinon

Lisa Santinon
Administrative Assistant

Encl.

U:\Arizona\12G3-2B\sec.ltl101.wpd

A MEMBER OF THE BEMA GROUP OF COMPANIES
1138 Melville Street, 18th Floor, Vancouver, British Columbia, Canada V6E 4S3
Tel: (604) 681-8371 Fax: (604) 681-6209

#82-1491

ARIZONA STAR RESOURCE CORP.

NEWS RELEASE

ARIZONA STAR RESOURCE CORP. REPORTS DRILL RESULTS FROM AGUA DE LA PIEDRA

December 18, 2001 **FOR IMMEDIATE RELEASE**

Arizona Star Resource Corp. ("Arizona Star") announces the results from the second round of drilling performed by joint venture partner Aur Resources Inc. ("Aur") on the Agua de la Piedra (ADLP) property located in Region II, northern Chile.

The program consisted of 12 reverse circulation drill holes totaling 2196 meters, and was targeted to test the limits of mineralization discovered during the first round of exploration drilling, as well as to test a new zone of surface gold mineralization. The results of this program are as follows.

Hole	Easting	Northing	Azimuth	Angle	Length; meters	Results
AP-13	472508	7160670	90	-70	257	No significant results
AP-14	472483	7160749	90	-50	269	233-236 meters: 3 meters @ 1.630 g/t Au
AP-15	472664	7161100	90	-50	144	No significant results
AP-16	472646	7160291	90	-50	141	No significant results
AP-17	472548	7160602	90	-50	215	63-188 meters: 125 meters @ 0.41 g/t Au; including: 65-69 meters: 4 meters @ 1.583 g/t Au 118-154 meters: 36 meters @ 0.51 g/t Au; including: 129-132 meters: 3 meters @ 1.166 g/t Au
AP-18	472344	7159442	270	-50	198	No significant results
AP-19	472256	7159350	90	-50	150	No significant results
AP-20	472460	7159625	90	-45	156	No significant results
AP-21	472428	7159520	90	-50	162	No significant results
AP-22	472173	7159575	90	-50	162	107-118 meters: 11 meters @ 0.81 g/t Au
AP-23	472301	7159607	90	-50	186	No significant results
AP-24	472635	7161010	90	-50	156	No significant results

Drill samples were analyzed in 1 meter intervals by Acme Analytical Laboratories, Santiago, using standard fire assay procedure with atomic absorption finish. Acme personnel were on site during the drill program to provide chain-of-custody supervision.

The drill program intersected several broad zones of anomalous gold mineralization, but failed to extend the limits of previously defined economic mineralization. Arizona Star and Aur are currently reviewing the results of both drill programs to determine an appropriate course of action for the joint venture.

On behalf of ARIZONA STAR RESOURCE CORP.

"Roger T. Richer"
President

For more information on Arizona Star please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively view our web-site at www.bema.com.

Arizona Star Resource Corp. trades on the Canadian Venture Exchange. Symbol: AZS.

FORM 53-901.F *SECURITIES ACT* (BRITISH COLUMBIA) MATERIAL CHANGE REPORT UNDER SECTION 85(1)
FORM 27 *SECURITIES ACT* (ALBERTA) MATERIAL CHANGE REPORT UNDER SECTION 118(1)
FORM 27 *SECURITIES ACT* (SASKATCHEWAN) MATERIAL CHANGE REPORT UNDER SECTION 84(1)(b)
FORM 27 *SECURITIES ACT* (MANITOBA) MATERIAL CHANGE REPORT
FORM 27 *SECURITIES ACT* (ONTARIO) MATERIAL CHANGE REPORT UNDER SECTION 75(2)
FORM 27 *SECURITIES ACT* (QUEBEC) MATERIAL CHANGE REPORT UNDER SECTION 73
FORM 27 SECURITIES ACT (NOVA SCOTIA) MATERIAL CHANGE REPORT UNDER SECTION 81(2)

MATERIAL CHANGE REPORT

1. Reporting Issuer

Arizona Star Resources Corp. (the "Company")
18th Floor, 1138 Melville Street
Vancouver, BC
V6E 4S3
Phone: (604) 681-8371

2. Date of Material Change

December 20, 2001

3. Press Release

The Press Release was disseminated on December 20, 2001 to The Canadian Venture Exchange as well as through various approved public media.

4. Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Arizona Star Resource Corp. ("Arizona Star") announces the results from the second round of drilling performed by joint venture partner Aur Resources Inc. ("Aur") on the Agua de la Piedra (ADLP) property located in Region II, northern Chile.

5. Full Description of Material Change

Arizona Star Resource Corp. ("Arizona Star") announces the results from the second round of drilling performed by joint venture partner Aur Resources Inc. ("Aur") on the Agua de la Piedra (ADLP) property located in Region II, northern Chile.

The program consisted of 12 reverse circulation drill holes totaling 2196 meters, and was targeted to test the limits of mineralization discovered during the first round of exploration drilling, as well as to test a new zone of surface gold mineralization. The results of this program are as follows.

Hole	Easting	Northing	Azimuth	Angle	Length; meters	Results
AP-13	472508	7160670	90	-70	257	No significant results
AP-14	472483	7160749	90	-50	269	233-236 meters: 3 meters @ 1.630 g/t Au
AP-15	472664	7161100	90	-50	144	No significant results
AP-16	472646	7160291	90	-50	141	No significant results
AP-17	472548	7160602	90	-50	215	63-188 meters: 125 meters @ 0.41 g/t Au; including: 65-69 meters: 4 meters @ 1.583 g/t Au 118-154 meters: 36 meters @ 0.51 g/t Au; including: 129-132 meters: 3 meters @ 1.166 g/t Au
AP-18	472344	7159442	270	-50	198	No significant results
AP-19	472256	7159350	90	-50	150	No significant results
AP-20	472460	7159625	90	-45	156	No significant results
AP-21	472428	7159520	90	-50	162	No significant results
AP-22	472173	7159575	90	-50	162	107-118 meters: 11 meters @ 0.81 g/t Au
AP-23	472301	7159607	90	-50	186	No significant results
AP-24	472635	7161010	90	-50	156	No significant results

Drill samples were analyzed in 1 meter intervals by Acme Analytical Laboratories, Santiago, using standard fire assay procedure with atomic absorption finish. Acme personnel were on site during the drill program to provide chain-of-custody supervision.

The drill program intersected several broad zones of anomalous gold mineralization, but failed to extend the limits of previously defined economic mineralization. Arizona Star and Aur are currently reviewing the results of both drill programs to determine an appropriate course of action for the joint venture.

6. **Reliance on Section 85(2) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration
General Counsel and Secretary
18th Floor, 1138 Melville Street
Vancouver, BC V6E 4S3
Tel: (604) 681-8371

9. Statement of Senior Officer/Director

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, as of the 24th of December, 2001.

Roger Richer, President

G:\bema\FORM53-901F\Dec4.01.doc

#82-1491

BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of: X **Schedule A**
____ **Schedule B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	**Arizona Star Resource Corp.**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	October 31, 2001
DATE OF REPORT:	December 21, 2001

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Clive T. Johnson"	CLIVE T. JOHNSON	01/12/21
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Roger Richer"	ROGER RICHER	01/12/21

ARIZONA STAR RESOURCE CORP.
CONSOLIDATED BALANCE SHEETS
(expressed in Canadian dollars)

	As at October 31 2001 (Unaudited)	As at April 30 2001
Assets		
Current assets		
Cash	$ 2,332,130	$ 1,769,162
Restricted cash	750,000	1,500,000
Accounts receivable	180,607	155,771
Prepaid expenses	1,000	8,907
Refundable Chilean tax	783,666	-
	4,047,403	3,433,840
Investments	86,521	86,521
Refundable Chilean tax	363,500	1,893,839
Resource properties	33,828,591	33,377,897
	$ 38,326,015	$ 38,792,097
Liabilities		
Current liabilities		
Accounts payable	$ 247,176	$ 55,755
Shareholders' Equity		
Capital stock	44,730,229	44,730,229
Deficit	(6,651,390)	(5,993,887)
	38,078,839	38,736,342
	$ 38,326,015	$ 38,792,097

Approved by the Directors:

____

____

ARIZONA STAR RESOURCE CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the periods ended October 31
(expressed in Canadian dollars)
(Unaudited)

	Second quarter		Six months	
	2001	2000	**2001**	2000
Expenses				
Office and administration	**$ 14,698**	$ 4,877	**$ 28,039**	$ 24,078
Audit and tax consulting	**9,729**	10,514	**16,777**	20,310
Accounting	**5,257**	6,537	**10,823**	15,084
Rent and utilities	**5,400**	10,404	**10,800**	20,808
Consulting	**4,600**	-	**9,200**	-
Legal	**1,661**	6,115	**8,415**	6,792
Transfer agent and trustee	**3,235**	2,187	**5,208**	4,754
Listing and filing	**2,544**	150	**3,689**	588
Shareholder information and public relations	**(1,858)**	23,143	**1,358**	27,192
Management fees	**-**	7,500	**-**	15,000
	45,266	71,427	**94,309**	134,606
Loss before the following	**(45,266)**	(71,427)	**(94,309)**	(134,606)
Write-down of refundable Chilean tax *(Note 3)*	**(741,525)**	(1,235,496)	**(741,525)**	(1,235,496)
Foreign exchange gain	**8,834**	69,528	**51,775**	55,846
Interest income	**58,994**	35,616	**111,556**	117,055
Other income	**7,500**	8,750	**15,000**	15,000
Loss for the period	**(711,463)**	(1,193,029)	**(657,503)**	(1,182,201)
Deficit, beginning of period	**(5,939,927)**	(3,762,829)	**(5,993,887)**	(3,773,657)
Deficit, end of period	**$ (6,651,390)**	$ (4,955,858)	**$ (6,651,390)**	$ (4,955,858)
Loss per share	**$ (0.02)**	$ (0.03)	**$ (0.02)**	$ (0.03)
Weighted average number of common shares outstanding	**39,750,437**	39,750,437	**39,750,437**	39,748,046

ARIZONA STAR RESOURCE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended October 31
(Expressed in Canadian dollars)
(Unaudited)

	Second quarter		Six months	
	2001	2000	**2001**	2000
Operating activities				
Loss for the period	$ **(711,463)**	$ (1,193,029)	$ **(657,503)**	$ (1,182,201)
Non-cash charges (credits)				
Write-down of refundable Chilean tax	**741,525**	1,235,496	**741,525**	1,235,496
Other	**(20,234)**	-	**14,030**	-
Foreign exchange	**(26,873)**	9,975	**(28,989)**	6,583
Change in non-cash working capital	**170,932**	21,717	**174,492**	(48,047)
Cash from operating activities	**153,887**	74,159	**243,555**	11,831
Financing activities				
Shares issues for cash, net of costs	**-**	-	**-**	20,000
Investing activities				
Restricted cash	**750,000**	-	**750,000**	-
Acquisition, exploration and development	**(355,384)**	(110,641)	**(450,694)**	(141,375)
Refundable Chilean tax	**-**	(5,965)	**(8,882)**	(11,054)
Cash from (to) investing activities	**394,616**	(116,606)	**290,424**	(152,429)
Effect of exchange rate changes on cash	**26,873**	18,162	**28,989**	21,554
Increase (decrease) in cash	**575,376**	(24,285)	**562,968**	(99,044)
Cash, beginning of period	**1,756,754**	1,377,948	**1,769,162**	1,452,707
Cash, end of period	**2,332,130**	1,353,663	**2,332,130**	1,353,663
Restricted cash	**750,000**	2,000,000	**750,000**	2,000,000
Cash and restricted cash, end of period	$ **3,082,130**	$ 3,353,663	$ **3,082,130**	$ 3,353,663

ARIZONA STAR RESOURCE CORP.
October 31, 2001
(expressed in Canadian dollars)
(unaudited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

The Company has adopted the new accounting standard for the calculation of earnings per share whereby new rules are applied in the calculation of diluted earnings per share. The new standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements. Otherwise, these financial statements follow the same accounting policies as the most recent annual financial statements.

Certain of the prior period's comparative figures have been reclassified to conform to the presentation adopted for the current period.

2. Related party transactions

During the period, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with Bema Gold Corporation:

		2001		2000
Costs incurred				
Accounting	$	**10,823**	$	15,084
Office and administrative	$	**10,241**	$	13,028
Management fees	$	**-**	$	15,000
Public relations	$	**-**	$	2,666
Rent and utilities	$	**10,800**	$	20,808
Accounts payable	$	**17,202**	$	69,204

3. Write-down of refundable Chilean tax

On October 10, 2001, the Company and its joint venture partner, Bema Gold Corporation, entered into a sales agreement for the disposal of Compania Minera Aldebaran ("CMA"), an incorporated Chilean joint venture. As a result, the Company's proportionate interest (51%) in the assets of CMA, consisting primarily of refundable Chilean value added taxes, were written down by a further $741,525 to their estimated net recoverable amount.

(expressed in Canadian dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Restricted cash

On April 14, 2000, the Company entered into an agreement ("Guarantee Facility") with Endeavour Capital Corporation ("Endeavour") to support the borrowings of up to $2 million by Endeavour from the Canadian Imperial Bank of Commerce ("CIBC") of which funds were loaned to Bema.

Pursuant to the Guarantee Facility, the Company guaranteed, in the event of default, the payment of $2 million on demand to CIBC for the amount borrowed. The Guarantee Facility required Endeavour to pay to the Company a monthly administrative fee of $2,500 and a facility fee equal to the difference between a rate of 10% per annum and the rate of return offered by CIBC on the Company's security deposit. On June 30, 2000, Endeavour assigned all of its rights, title and interest in the Guarantee Facility as well as its obligations under its loan agreement with CIBC to a third party, Orocon Inc. ("Orocon"). The Guarantee Facility matured on January 14, 2001.

On January 16, 2001, the Company announced that the Guarantee Facility Agreement had been extended for nine months. As of January 25, 2001, the amount outstanding under the Guarantee Facility had been reduced by $500,000 to $1,500,000. As consideration for providing the extension, Arizona Star received a fee of $50,000 and marketable securities pledged as collateral. All other terms of the Facility were unchanged. For the term in which the Guarantee Facility is in place, Bema has agreed not to charge the $2,500 monthly management fee to the Company.

On October 15, 2001, Orocon repaid to CIBC $750,000 of the line of credit, reducing the amount required by the Company to pledge as collateral security from $1.5 million to $750,000. In addition, the Guarantee Facility Agreement was further extended until December 31, 2001.

ARIZONA STAR RESOURCE CORP.
October 31, 2001
(expressed in Canadian dollars)
(unaudited)

Schedule A
RESOURCE PROPERTIES

	Aldebaran Property	Agua de la Piedra	Total 2001	Total 2000
Balance, beginning of period	$ 33,053,434	$ 324,463	$ 33,377,897	$ 34,162,817
Expenditures incurred during the period:				
Administration	13,136	141,984	155,120	252,333
Drilling	-	151,074	151,074	-
Geochemistry	-	44,390	44,390	-
Geology	-	21,418	21,418	-
Geophysics	-	29,335	29,335	-
Management fees	-	14,745	14,745	-
Permitting	-	34,612	34,612	-
	13,136	437,558	450,694	252,333
Balance, end of period	$ 33,066,570	$ 762,021	$ 33,828,591	$ 34,415,150

BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of:	______	**Schedule A**
	X	**Schedule B & C**
	(place x in appropriate category)	

ISSUER DETAILS:

NAME OF ISSUER:	**Arizona Star Resource Corp.**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	October 31, 2001
DATE OF REPORT:	December 21, 2001

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
[signature]	CLIVE T. JOHNSON	01/12/21
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
[signature]	ROGER RICHER	01/12/21

Schedule B
Supplementary Information

ARIZONA STAR RESOURCE CORP.
For the period ended October 31, 2001 (unaudited)

1. **Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses:**

   Included on Schedule A.

2. **Expenditures to Related Parties:**

   Included on Schedule A.

3. (a) **There were no securities issued during the quarter under review.**

   (b) **There were no Options granted during the quarter under review.**

4. (a) **Particulars of authorized and issued share capital as at October 31, 2001:**

100,000,000	Authorized Common shares, no par value
39,750,437	Issued Common shares
$44,730,229	Recorded value, Common shares

   (b) **Options outstanding as at October 31, 2001:**

Security	Number	Exercise Price	Expiry Date
Options	125,000	$1.50	December 10, 2001
Options	1,125,500	$1.00	July 3, 2006

   (c) **There are no shares in escrow or subject to pooling.**

5. **Directors and Officers:**

Roger Richer	President, C.E.O. and Director
Clive T. Johnson	Director
Enrique Fenig	Director
Stephen J. Kay	Director
Barry D. Rayment	Director
Paul Kostiuk	Director
Laurie McPherson	Secretary

Schedule C
MANAGEMENT'S DISCUSSION AND ANALYSIS

ARIZONA STAR RESOURCE CORP.

The following discussion of the operating results and the financial position of Arizona Star Resource Corp. (the "Company") for the second quarter ended October 31, 2001 should be read in conjunction with the unaudited consolidated financial statements and the notes.

RESULTS OF OPERATIONS

The Company reported a net loss of $711,000 (two cents per share) for the second quarter of 2001 compared to a net loss of $1,193,000 (three cents per share) in the same period one year earlier. The losses in both periods resulted mainly from the write-down of refundable Chilean tax in the amount of $742,000 in 2001 and $1,235,000 in 2000, relating to the sale of Compania Minera Aldebaran ("CMA"). On October 10, 2001, the Company and its joint venture partner, Bema Gold Corporation, entered into a sales agreement for the disposal of CMA, an incorporated Chilean joint venture. As a result, the Company's proportionate interest (51%) in the assets of CMA, consisting primarily of refundable Chilean value added taxes, have been written down to their estimated net recoverable amounts.

For the six months ended October 31, 2001, the net loss was $658,000 (two cents per share) compared to a net loss of $1,182,000 (three cents per share) one year earlier.

LIQUIDITY AND CAPITAL RESOURCES

At October 31, 2001, the Company had cash and cash equivalents of $3,082,000 (April 30, 2001 - $3,269,000), of which $750,000 (April 30, 2001 - $1,500,000) was restricted cash, and working capital of $3,800,000 (April 30, 2001 - $3,378,000).

Operating activities

Cash provided from operating activities for the second quarter of 2001 was $154,000 (2000 - $74,000) and $244,000 (2000 - $12,000) during the six months ended October 31, 2001 due mainly to the increase in the Company's accounts payable balance.

Financing activities

There was no activity during the current quarter or in the second quarter of 2000. The Company received $20,000 from the exercise of 40,000 stock options during the six-month period ended October 31, 2000.

Investing activities

On October 15, 2001, Orocon Inc. repaid to CIBC $750,000 of the line of credit under the Guarantee Facility, reducing the amount required by the Company to pledge as collateral security from $1.5 million to $750,000. In addition, the Guarantee Facility Agreement was further extended until December 31, 2001.

Resource property expenditures totalled $355,000 for the second quarter of 2001 relating to the Agua de la Piedra property. The Company, through work conducted by joint venture partner Aur Resources Inc. ("Aur"), participated in a Phase II drill program to further test the Agua de la Piedra property in Region II, northern Chile. This program included trenching, sampling and 2196 meters of reverse circulation

drilling in 12 holes. The drilling was designed to test three target concepts; the downdip geometry of mineralization discovered in the year 2000 drill program, extensions to this mineralization in both strike directions, and the subsurface potential of a new zone of surface gold mineralization.

The results of this work showed no significant ore grade intercepts in any of the three target areas. Broad zones anomalous in gold were encountered in both the original discovery area and the new surface gold zone, suggesting that the system does have downdip continuity, but not of economic tenor.

During the second quarter of 2000, the Company incurred $111,000 in resource property expenditures consisting mainly of the Company's share of Santiago exploration office expenditures.

OUTLOOK

Management believes that the Company has sufficient cash to maintain its operations and to finance its activities through the upcoming fiscal year ending April 30, 2002.

Aldebaran Property

In 2001, the completed Environmental Impact Study was submitted to the Chilean regulatory authorities, and the acquisition of 1,145 litres per second of water rights was approved and registered. Additional water rights applications are pending and are expected to be finalized by year end. Compania Minera Casale now holds a sufficient amount of water rights to build and operate a mine at Cerro Casale.

While the Company does not anticipate that a decision will be made to proceed with development of the Cerro Casale project until higher gold prices are attained, Placer Dome Inc. ("Placer") is pursuing the government permits and approvals, including environmental approvals, required for the development of the Cerro Casale deposit. If a decision is made to proceed with the project, construction will only commence upon Placer arranging the required financing. Compania Minera Casale will continue to work with the Chilean regulators to further advance the permitting process.

Agua de la Piedra Property

The Company and Aur continue the evaluation of the year 2001 program to determine the best course of action with respect to the Agua de la Piedra property. Aur has made a preliminary proposal to further evaluate the property outside of the known mineralized areas with the intent of generating new drill targets. This program would include surface mapping, sampling and geophysics, with a 1200 meter drill program contingent on successful surface results. The Company will evaluate and respond to this proposal when Aur presents its final plan and budget, scheduled for the upcoming third quarter.